Exhibit  12.1

Endeavour International Corporation

Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (Loss) before Taxes	$(89,037)	$(111,998)	$(103,934)	55,743	(47,380)
Add: Fixed charges	104,516	84,122	44,893	34,592	16,630
Earnings	$15,479	$(27,876)	$(59,041)	90,335	(30,750)
Fixed Charges:
Interest expense	$104,516	$84,122	$44,893	34,592	16,630
Capitalized interest	23,991	26,886	14,711	3,925	3,067
Total fixed charges	$128,507	$111,008	$59,604	38,517	19,697
Ratio of earnings to fixed charges	—	—	—	2.30	—

For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness.  Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.

Earnings were insufficient to cover fixed charges by $113.0 million, $138.9 million,  $118.6 million and $50.4 million for the years ended December 31, 2013, 2012, 2011 and 2009.